Filed pursuant to Rule 433

Registration No. 333-183023

November 6, 2013

This pricing term sheet relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement, subject to completion, dated November 6, 2013, relating to these securities and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Capitalized terms not defined herein have the meanings assigned to them in the Preliminary Prospectus Supplement.

PRICING TERM SHEET

Issuer	R.R. Donnelley & Sons Company

Title of Security	6 ½% Notes due 2023

Aggregate Principal Amount	$350,000,000.

Transaction Date	November 6, 2013

Settlement Date	November 12, 2013 (T+3)

Maturity	November 15, 2023

Interest Payment Dates	May 15 and November 15 of each year, commencing on May 15, 2014

Coupon	6.500%

Yield to Maturity	6.500%

Redemption Provision	Callable at the greater of par or the make-whole (Adjusted Treasury Rate plus 50 basis points)

Price to Public	100.000% of the principal amount thereof

Gross Proceeds	$350,000,000

CUSIP/ISIN Numbers	CUSIP: 257867 BA8 ISIN: US257867BA88

Joint Book-Running Managers	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P Morgan Securities LLC Mitsubishi UFJ Securities (USA), Inc. Wells Fargo Securities, LLC

Co-Managers

U.S. Bancorp Investments, Inc.

Citigroup Global Markets Inc.

Fifth Third Securities, Inc.

ING Financial Markets LLC

PNC Capital Markets LLC

TD Securities (USA) LLC

Loop Capital Markets LLC

Comerica Securities, Inc.

Evercore Group L.L.C.

Morgan Stanley & Co. LLC

Wedbush Securities Inc.

Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Merrill Lynch toll-free at 1-800-294-1322, J.P. Morgan (c/o Broadridge Financial Solutions 1155 Long Island Avenue, Edgewood, New York 11717 toll-free at (866)-803-9204), Mitsubishi UFJ Securities toll-free at 1-877-649-6848 or Wells Fargo Securities toll-free at 1-800-326-5897.

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